Mail Stop 4561
                                                            March 29, 2018


Joseph Jiexian Phua
Chief Executive Officer
M17 Entertainment Limited
13F, No. 2, Sec. 5, Xinyi Road
Xinyi District, Taipei City 110, Taiwan
Republic of China

       Re:     M17 Entertainment Limited
               Draft Registration Statement on Form F-1
               Submitted March 2, 2018
               CIK No. 0001731946

Dear Mr. Phua:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. You state that the prospectus contains information from reports commissioned by you and prepared by Frost & Sullivan. Please provide the date(s) of the Frost & Sullivan reports and provide us with copies for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

Our Business, page 1

2. You state that you operate "the largest live streaming platform . . . in Developed Asia"
       based on revenue generated in the fourth quarter of 2017. We note, however, that you only recently expanded to markets outside Taiwan, such as Hong Kong and Japan, and
 Joseph Jiexian Phua
M17 Entertainment Limited
March 29, 2018
Page 2

       that you have continued to be substantially dependent on Taiwan for live streaming revenue. Thus, to contextualize this statement, please: disclose that you derived all your live streaming revenue and the vast majority of your live streaming revenue from Taiwan in 2016 and 2017, respectively; provide the percentage of total live streaming revenue that each of Taiwan, Hong Kong, and Japan represented in the fourth quarter of 2017;
       and disclose that Taiwan represented approximately 36% of the live streaming market in
       Developed Asia in 2017 according to the Frost & Sullivan report that you commissioned. Please also clarify that you were ranked the second-largest live streaming
       platform based on monthly active users, as noted on page 88.

3. You quantify your registered users and active users by combining users of your live streaming platform and users of your dating service. To demonstrate the extent to which each business is widely known, as noted in the last risk factor on page 28, please specify the number of registered users and active users on an unconsolidated basis as of
       December 31, 2016 and December 31, 2017. Further, as your live streaming platform was not available to users outside Taiwan in 2016, please state such fact and quantify the increase in registered users, active users, and paying users that was attributable to your expansion to new markets in 2017. Please also reconcile the number of registered users that you disclose with the disclosure on page 95, which indicates that the "number of users of [y]our interactive entertainment platform was 32.6 million" as of December 31,
       2017.

4. Your disclosure suggests that your live streaming platform may only be accessed on personal tablet and smartphone devices. For example, in your definition of an active user, you only refer your mobile platform. Please clarify. To the extent your live streaming platform is not available on the desktop, please also address any material risks and challenges to your business in a risk factor. In this regard, we note that although live streaming services in Developed Asia "have been transitioning from desktop to mobile since 2014," as disclosed on page 84, it is unclear whether desktop nonetheless continues to represent a significant portion of the market today. If material, please quantify.

5. Please provide support for your assertions that you have "best-in-class" live streaming content as well as media and entertainment knowledge. With regard to the former, we note the disclosure on page 91 that your users' willingness to pay, or average revenue per paying user, evidences that your live streaming platform offers "among the highest quality" content. Given that your paying user ratio was 2.6% in December 2017, please explain how average revenue per paying user is a reliable indicator of the superior quality of your content.

6. Your disclosure in this section of the prospectus generally focuses on your live streaming business. For context, please disclose that it represented 90.3% of total net revenue in
       2017 and 91.4% of total net revenue in 2017 on a consolidated pro forma basis and that you expect to continue to be dependent on revenues from live streaming in the future, as disclosed in the first risk factor on page 17.
 Joseph Jiexian Phua
M17 Entertainment Limited
March 29, 2018
Page 3

7.      In your summary on page 2 and your overview on page 89, you discuss
EBITDA and
        adjusted EBITDA recorded for M17 and Machipopo in 2016 and 2017. Please disclose the most directly comparable IFRS measure (i.e., loss for the year) with equal or greater prominence and include a cross reference to the reconciliation tables on page 72. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP
        Compliance and Disclosure Interpretations issued on October 17, 2017.

The Offering, page 7

8. Please disclose the combined voting power of your executive officers, directors, and persons holding 5% or more of your ordinary shares following this offering. Provide a risk factor that discusses the risk posed by this concentration of ownership, such as the inability of new investors to influence significant corporate decisions.

Risk Factors

"A limited number of users on our live streaming platform contribute . . . ," page 16

9. Please quantify the "limited number" of users and the "significant portion" of revenue that they represent.

"A limited number of popular artists can have a material impact . . . ," page
17

10. Your disclosure indicates that a small number of artists "can have a material impact" on your live streaming revenues. Please clarify whether you have experienced high revenue concentration in this regard. To the extent that you have, please quantify the "small number" of artists and the portion of revenue that they represent.

 "We are a foreign private issuer within the meaning of the rules . . . ," page
41

11. We note that you also will be exempt from certain corporate governance requirements of the national securities exchange on which you list your American depositary shares.
        Please disclose the corporate governance exemptions that are available to you as a foreign private issuer here or in a separately-captioned risk factor. It is unclear from the disclosure regarding your board of directors beginning on page 124 whether you intend to rely on any of these exemptions, but given that you could decide to do so in the future, disclosure regarding these exemptions and the related risks appears appropriate.

Use of Proceeds, page 46

12. Please identify the "other new markets" that you are targeting for expansion, and clarify whether the "strategic merger and acquisition opportunities" may include your planned acquisition of 17 Media Japan Inc., or pending acquisition of the Taiwan variable interest entities.
 Joseph Jiexian Phua
M17 Entertainment Limited
March 29, 2018
Page 4

Corporate History and Structure, page 55

13. Please disclose the material terms of your relationship with 17 Media Japan Inc. and file any agreements governing this relationship as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or advise. For example, you should describe how 17 Media Japan Inc. and you share revenues and expenses. To the extent the acquisition of 17 Media Japan Inc. may present any material risks and challenges to your expansion in Japan, please provide a risk factor. In this regard, we note that you have relied on Hirofumi Ono's deep knowledge of such market. Please also clarify the structure of your business in Japan in the corresponding summary discussion on page 4.

Selected Consolidated Financial Data and Key Operating Data

Key Operating Data, page 60

14. Your disclosure in the last risk factor on page 28 indicates that you monitor the number of daily active users of your live streaming platform as a key operating metric. For further insight into your users' level of activity, please disclose the average number of daily active users for the month of December 2016 and 2017, as well as each fiscal year presented, or advise. Please also disclose the average number of monthly active users for each fiscal year presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 61

15. You emphasize the importance of global expansion throughout the prospectus, including this section, but it is unclear how you intend to enhance monetization of your live streaming platform in new markets, especially Japan. In this regard, we note that while
       55.4% of MAUs on your live streaming application in December 2017 were from overseas markets, it appears that these markets represented a much lower percentage of total live streaming revenue during that period. Please explain the material risks, challenges, and opportunities with regard to your global expansion strategy. For example, to the extent it substantially involves providing users with virtual points free of charge or paying artists fixed salaries, discuss any material risks and challenges to revenue generation or profitability, or both.
 Joseph Jiexian Phua
M17 Entertainment Limited
March 29, 2018
Page 5

Results of Operations

Operating Revenue

Live streaming revenues, page 67

16. Please tell us your consideration of providing price and volume disclosures, such as the number of paying users and average revenue per user for each period presented, and include an analysis of any trends or uncertainties. In this regard, you should disclose the number of paying users for the full year instead of only disclosing the month of
       December. Further, consider disclosing the number of consumable and time-based virtual gifts that were recognized as revenue during each of the periods presented. Refer to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release No. 33-8350.

Non-IFRS Financial Measures, page 72

17. We note that you reconcile EBITDA and adjusted EBITDA to Operating Loss. Please revise to reconcile Adjusted EBITDA to loss for the year. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 103.02 of the Non-GAAP Compliance and Disclosure
       Interpretations.

Business

Our Interactive Entertainment Platform

Competition and Events, page 99

18. You state that "the majority of" gift giving on your platform happens in response to online competitions. Please disclose the percentage of live streaming revenue that was attributable to such kind of promotional and marketing activity for each period presented.

Related Party Transactions

Shareholders Agreements, page 134

19. Please file the shareholders' agreement pursuant to which you have granted certain registration rights to holders of your series A preference shares and series B preference shares as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(A) of
       Regulation S-K.

Underwriting

Directed Share Program, page 171
 Joseph Jiexian Phua
M17 Entertainment Limited
March 29, 2018
Page 6

20. You indicate that you have established a directed share program for your directors, executive officers, employees, business associates and related persons. Please disclose whether the ADSs will be subject to lock-up agreements.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(23) Revenue Recognition, page F-19

21. We note that for your dating services, you monetize your users by charging them for virtual gifts and subscription fees for advanced services. Please disclose how the virtual gifts for these services are recognized as revenue.

22. We note that you recognize revenue on virtual items from live streaming based on the consumption pattern upon conversion of virtual points to virtual items. Please tell us how you account for virtual points that are not converted. That is, describe how you account for breakage.

23. Describe why you believe you should recognize revenue on a gross basis for revenue earned from revenue share arrangements. We refer you to paragraph 8 of IAS 18.

Note 6   Details of Significant Accounts

(14) Share-based payments, page F-32

24. Please provide a list for each type of stock award including date of grant, the number of awards granted, the exercise price and estimated fair value of the underlying shares of common stock starting from July 1, 2017 through the date of your most recent submission.

(23) Loss per share, page F-40

25. Please consider listing the number of each instrument that is anti-dilutive and excluded from the earnings per share. We refer you to paragraph 70(c) of IAS 33.

General

26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Joseph Jiexian Phua
M17 Entertainment Limited
March 29, 2018
Page 7


27. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms
       Compliance and Disclosure Interpretations.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3735 with any other questions.

                                                          Sincerely,

                                                          /s/ Barbara C. Jacobs

                                                          Barbara C. Jacobs
                                                          Assistant Director
                                                          Office of Information
                                                          Technologies and
Services

cc:    David T. Zhang, Esq.
       Benjamin W. James, Esq.
       Kirkland & Ellis International LLP